121 4615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

No Act
P.E. 12-19-02

DIVISION OF
CORPORATION FINANCE

03000885

January 2, 2003

Christopher T. Screen
Assistant Secretary
Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161

Act 1934
Section
Rule 14A-8
Public Availability 1-2-2003

Re: Entergy Corporation
Incoming letter dated December 19, 2002

Dear Mr. Screen:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Entergy by Robert D. Morse. We also have received a letter from the proponent dated December 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary
cscreen@entergy.com

December 19, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Entergy Corporation Exclusion From Proxy Materials of Shareholder Proposal Submitted by Robert D. Morse

Ladies and Gentlemen:

On behalf of Entergy Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 Annual Meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by Robert D. Morse (the "Proponent"). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, the Company believes that the Proposal and its supporting statements may be excluded from the Company's Annual Meeting proxy materials under Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal law and/or the federal proxy rules.

BACKGROUND AND PROPOSAL

The Proponent submitted two proposals to the Company by letter dated August 25, 2002, a copy of which is attached hereto as Exhibit A. By letter dated September 10, 2002, a copy of which was delivered to the Proponent on September 11, 2001, the Company notified the Proponent that only one proposal could be submitted for consideration, and suggested that Proponent specify which proposal Proponent wished to submit. (A copy of the Company's September 10, 2002 letter is attached hereto as Exhibit B.) By letter of September 16, 2002, the Proponent specified that the first of the two proposals submitted was to be considered the Proponent's submission. (A copy of the Proponent's September 16, 2002 letter is attached hereto as Exhibit C.)

The Proponent's September 16, 2002 letter contained the following proposal for shareholder consideration at the Annual Meeting:

> "Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column."

GROUNDS FOR EXCLUSION

Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that would result in a violation of federal law or the proxy laws.

Specifically, Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards that share owners may vote "against" the election of a director rather than to withhold authority to vote for a director. It is the Company's view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. Therefore, the Company believes that it may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> > (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
> >
> > (ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or
> >
> > (iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

> (iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.
>
> . . . .

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors.[1] Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule."[2]

Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading. The Commission reached this very conclusion in its no action letter to Coca-Cola dated February 6, 2002. This letter involved the same proponent and an almost identical proposal.

In addition to the Coca-Cola letter, prior Staff letters considering Rule 14a-4 have permitted companies to exclude similar proposals by the same proponent. See CSX Corporation (March 11, 2002) and AT&T Corp. (March 11, 2002). Additionally,

---

1 Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34 – 16356 (November 21, 1979).

2 Id. To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the Company confirming that Delaware law does not give legal effect to votes cast against a nominee is attached hereto as Exhibit D. Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company.

in Niagara Mohawk Power Corp. (March 11, 1993), the Staff permitted the company to exclude from its proxy materials in reliance on Rule 14a-8(c)(2) a shareholder proposal that would have required the company to replace "WITHHOLD" on its proxy cards with the word AGAINST". See also First Empire State Corp. (January 26, 1978) (permitting exclusion of a portion of a proposal that would require proxies to provide shareholders a means to vote "for" or "against" the election of directors in reliance on Rule 14a-8(c)(3)); General Electric Company (February 7, 1975), review denied (April 18, 1975) (noting, "Rule 14a-4(b)(2) would prohibit 'FOR' and 'AGAINST' boxes for the election of directors" and therefore permitting omission of a proposal requiring such boxes on the grounds that it would be contrary to the proxy rules); United Banks of Colorado, Inc. (March 13, 1973) (permitting exclusion of a proposal unless the proponent revised the proposal so that it no longer required "For" and "Against" ballot boxes in the election of directors).

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal law and/or the federal proxy rules.

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (504) 576-4212.

Sincerely,

Christopher T. Screen

CTS/slc
Enclosures

I:\cadshare\2002 Corresp\Morse--Ltr to SEC.doc

EXHIBIT A

Office of the Secretary
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

RECEIVED
SEP - 4 2002
ENTERGY SERVICES, INC.
LEGAL DEPARTMENT

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 25, 2002

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material:

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse

Robert D. Morse

Entergy

Entergy Corporation

Christopher T. Screen

EXHIBIT B

September10, 2002

VIA Federal Express

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Re: Stockholder Proposals to Entergy Corporation dated August 25, 2002

Dear Mr. Morse:

Your August 25, 2002 letter to Entergy Corporation contains two proposals--one regarding the words "EXCEPT" and "AGAINST" in the "Vote For Directors column" of the proxy card and the other regarding a statement on the proxy card "announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The rules of the Securities and Exchange Commission require [17 CFR Part 240.14a-8(c)] that, "Each shareholder may submit no more than one proposal to the company for a particular shareholders' meeting." Under SEC rules, you may correct your submission by notifying Entergy (to my attention, please) within 14 days of your receipt of this letter which of the two proposals you wish to submit to the 2003 Entergy Annual Meeting of Stockholders.

Sincerely,

Chris Screen

CTS:jab

EXHIBIT C

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 16 2002

Entergy Corporation
619 Loyola Avenue
New Orleans, LA 70113

SEP 20 2002

Dear Mr. Screen:

I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

LINE IS AN ERROR: RDM

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,
Robert D. Morse

Robert D Morse

Mr. Robert Morse
212 Highland Ave.
Moorestown, NJ 08057

These rhymes are for stress relief.
Not a part of the presentation

DETERI-O-RATED

The tears they fell
For just a spell,
As he was nothing rated.
For the cause of same
He takes the blame,
And the way he operated.

EXERCISE MACHINE

If you own or rent an exercise machine,
It may be the most contrary you've ever seen.
The novelty wears off and it is put aside,
After losing interest in taking a ride.
Now listen to this, all hands:
It was set aside, yet there it stands!

BUFFET - SORBET - SURVEY

I learned how to pronounce the above
While dining out with my love;
At a very popular eating place,
Where many people feed their face.
Some three million meals they serve,
All thanks to our host, the friendly Merv.
There is in place a timing plan
Which spaces apart the gambling clan.
This idea should be observed
Since we are all being self-served.
Space the food upon your plate
Which of course I know you ain't;
Letting your partner ask with restraint,
"Golly man, is that all you ate?"
If you can accept my suggestion
You won't come on later with indigestion!

EXHIBIT D

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 16, 2002

Entergy Corporation
619 Loyola Avenue
New Orleans, LA 70113

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of Entergy Corporation, a Delaware corporation (the "Company"). Section 216 of the General Corporation Law of the State of Delaware (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the elections of directors," 8 Del. C. §§ 216 (3). The Company's bylaws do not specify the voting standard applicable to the election of the Company's directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 13, 2000) ("North Fork") ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. 2 Model Business Corporation Act, §7.28, pp. 7-186-87 (3rd ed. 1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election."). As a consequence, a vote against a director, in and of itself, has no effect. To illustrate,

[1]North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether the proxy cards marked "withhold authority" represented "voting power present" at the meeting.

if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and a majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1154 (6th ed. 1990).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it *normally* would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

North Fork, slip op. at 17.[2]

---

[2]The Court cited Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at 4 (Nov. 21, 1979).

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a - 4b(2) was justified saying, "because most corporate votes typically require a plurality (and not a majority as was required by the [defendant's] bylaws) the commentators' concern was well-founded." North Fork, slip op. at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "rather than mandating the inclusion of an "against" vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons sets forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

Very truly yours,

Richards, Layton + Finger, P.A.

WJH/ljh

RECEIVED

2003 JAN -2 AM 9:29

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

December 23, 2002

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: Entergy Corporation
December 19, 2002 letter
to the SEC
Copy received December 20, 2002

Ladies and Gentlemen

I have received yet another objection to printing my Proposal, in that the Company claims that State Plurality Law would be violated, and that is followed by stating that my Proposal would also violate SEC regulations, or Laws as "false and misleading" It is just or more misleading to a shareowner who thinks they are able to offer an objection by "withholding" as to certain nominees, when in fact all can win as there can be no "Against" voting.

There is no admission of proof that a shareowner's "Right of Dissent" has been denied in any submission, but notes on Page 2, Par 1, that: "the commission considered and rejected a proposal similar to mine". This was accomplished under pressure from legal input or lobbyists representing corporate interests. Otherwise, what is wrong with the right to represent oneself as being opposed to the nominees presented by management?

As I stated many times, the Laws/Rules are unconstitutional or contrary to the Bill of Rights as discriminatory in that respect. It is up to the Commission to stand fast to this standard, and allow a legitimate objection to the system in effect now.

I would expect a re-admission of my right to have the Proposal printed in all cases presented to the Commission, including the "non attendance" Rule as being discriminatory.

Sincerely,

Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 19, 2002

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(2). In this regard, because Entergy's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Entergy's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Special Counsel